UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THE9 LIMITED

Form 6-K

Signature

Exhibit Index

Exhibit 99.1 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: November 29, 2011

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.1

Red 5 Singapore Licenses Firefall to Garena for Southeast Asia and Taiwan

Garena strikes deal to distribute one of the year’s most anticipated team-based shooter games in Southeast Asia and Taiwan for US$23 million

Singapore – November 28, 2011. Red 5 Singapore Pte. Ltd. (“Red 5 Singapore”), a wholly-owned subsidiary of The9 Limited (NASDAQ: NCTY) (“The9”), today announced that its highly-anticipated team-based shooter game, Firefall, is licensed to Garena Online Private Limited (“Garena”) for distribution across Southeast Asia and Taiwan. The agreement is for a term of six years, during which Garena will pay Red 5 Singapore US$23 million, plus royalties, for the exclusive right to distribute Firefall to game players in Taiwan, Singapore, Malaysia, Vietnam, Thailand, Indonesia, Hong Kong and the Philippines, and is an important step in the global rollout of Firefall. This collaboration between The9, Red 5 Singapore and Garena is expected to deliver enhanced outreach of Firefall in these markets, as well as unrivalled gaming experience.

Mr. Zhu Jun, CEO of Red 5 Singapore, and CEO and Chairman of The9 said, “This agreement is not merely a good start, we view it as an exciting leap forward. Together with Garena, we will deliver Firefall into the hands of eager Asian gamers. When we entered Singapore, we made a commitment to deliver an incredible gaming experience to customers across Asia, and this partnership brings us closer to fulfilling that promise. This license marks a great milestone for The9, Red 5 Singapore and Garena. Now we will turn our attention to China, Korea and Japan.”

Mr. Mark Kern, CEO of Red 5 Studios, Inc., the developer of Firefall, said, “It’s great to see everything progressing across all territories. Red 5 Studios just finished off the year with a fantastic show at G*Star in Korea and we’ve once again been thrilled by everyone’s response to Firefall. There are a lot of fans anticipating Firefall’s launch and the license to Garena makes it possible for us to deliver.”

Mr. Forrest Li, CEO of Garena said, “Our mission is to bring world- wide reputable AAA quality games to millions of gamers of Garena community — the largest gamer community in the region. We believe Firefall is such a game that will redefine the online game experience. We are very excited for this partnership and we will be working closely with The9 and Red5 to provide Garena users with the best possible gaming environment for Firefall.”

The deal establishes an impressive precedent for licensing AAA games in Southeast Asia at US$23 million including licensing fees and minimum guarantees.

About The9 Limited

The9 Limited is an online game operator and developer in China. The9 directly, or through affiliates, operates licensed massively multiplayer online role playing games, or MMORPGs, including Soul of The Ultimate Nation™, Atlantica and Kingdom Heroes 2 Online, as well as its proprietary MMORPGs and web and social games including World of Fighter, Winning Goal and Q Jiang San Guo, in mainland China. It has also obtained exclusive licenses to operate other games in mainland China, including Seoyugi, Rosh, Free Realms and Planetside 2. In addition, The9 is developing various proprietary games, including Shen Xian Zhuan, FireFall, Era Zero and other MMORPGs and web and social games. In 2010, The9 established its Mobile Internet Unit to focus on mobile internet business.

About Red 5 Studios, Inc.

Red 5 Studios is an online game developer located in California, founded by Mark Kern, former team lead for World of Warcraft. Red 5 Studios is dedicated to bringing together millions of gamers across the world by creating immersive worlds, intriguing stories and compelling characters. It believes that online games and persistent worlds are the future of video games. For more information, please visit www.red5studios.com.

About Garena Online Private Limited

Garena is a leading online game service provider. Its flagship online game platform, Garena+, is the largest social platform in South East Asia and Taiwan, designed for online gamers to meet, chat and play games with each other. Garena has introduced the latest premium online games on Garena+, including the award-winning League of Legends and other premium game titles, such as first-person shooter game Black Shot and real-time strategy game Heroes of Newerth. For more information, please visit www.garena.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Phyllis Sai

IR Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

Emmy Teo

PR and Marketing Manager

Red 5 Singapore Pte. Ltd.

Tel: +65 6681 0353

Email: emmy.teo@red5studios.com.sg